Exhibit 99.7

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 27, 2019, Global Payments and TSYS entered into an agreement providing for the merger of TSYS with and into Global Payments, with Global Payments as the surviving entity. The merger is subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, including the approval of the Global Payments merger proposal by holders of Global Payments common stock and the approval of the TSYS merger proposal by holders of TSYS common stock. Upon completion of the merger, TSYS will no longer be a separate publicly traded corporation.

The following tables present unaudited pro forma condensed combined financial information about Global Payments’ consolidated balance sheet and statements of income, which we refer to as the “unaudited pro forma financial statements,” after giving effect to the merger and the related financing transactions. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2018 and for the six months ended June 30, 2019 combine the historical consolidated statements of income of Global Payments and TSYS, giving effect to the merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines the historical consolidated balance sheets of Global Payments and TSYS, giving effect to the merger as if it had been completed on June 30, 2019.

The unaudited pro forma financial statements and related notes were prepared using the acquisition method of accounting with Global Payments as the acquirer of TSYS. In the unaudited pro forma financial statements and related notes, the assets to be acquired and liabilities to be assumed of TSYS have been measured based upon their estimated fair values, unless otherwise noted, as of June 30, 2019. The historical consolidated financial information has been adjusted in the unaudited pro forma financial statements to give effect to events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of income, expected to have a continuing effect on the combined results of Global Payments and TSYS. The unaudited pro forma financial statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future revenue enhancements or cost savings from operating efficiencies, or any other synergies that may result from the merger. Management anticipates that certain material charges will be incurred subsequent to the merger for items such as operations and technology integration and severance. However, since the timing and effect are not specifically determinable at this time, no amounts are included in the unaudited pro forma financial statements for such items.

The unaudited pro forma financial statements and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period.

Global Payments has prepared a preliminary estimate of fair value for intangible assets and certain financial assets and financial liabilities of TSYS. Other TSYS assets and liabilities are presented at their respective historical carrying amounts. A final determination of the fair value of TSYS’ assets and liabilities will be based on TSYS’ actual assets and liabilities as of the acquisition date and, therefore, cannot be made prior to the completion of the merger. Differences in the fair values of the TSYS assets and liabilities as compared with the information shown in the unaudited pro forma financial statements could be material and may change the amount of the reported assets and liabilities and affect the combined company’s statements of income.

In addition, the value of the merger consideration to be paid by Global Payments in shares of Global Payments common stock upon the completion of the merger will be determined based on the closing price of Global Payments common stock as of the acquisition date and the number of issued and outstanding shares of TSYS common stock immediately prior to the closing. The actual value of the merger consideration may differ from the amount reflected in the unaudited pro forma financial statements, and the difference may be material.

Further, Global Payments has not identified all adjustments necessary to conform TSYS’ accounting policies and financial statement presentation to Global Payments’ policies and presentation. Upon completion of the merger, or as more information becomes available, Global Payments will perform a more detailed review of TSYS’ accounting policies and financial statement presentation. Differences identified in that review could have a material effect on the combined company’s financial information.

As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Global Payments and the related notes included in Global Payments’ Annual Report on Form 10-K for the year ended December 31, 2018 and the historical unaudited consolidated financial statements of Global Payments included in Global Payments’ Quarterly Report on Form 10-Q for the period ended June 30, 2019 and (ii) the historical audited consolidated financial statements of TSYS and the related notes included in TSYS’ Annual Report on Form 10-K for the year ended December 31, 2018 and the historical unaudited consolidated financial statements of TSYS included in TSYS’ Quarterly Report on Form 10-Q for the period ended June 30, 2019.

Global Payments Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2019

(in thousands)

	Historical		Pro Forma Adjustments	Note 4 References	Pro Forma Condensed Combined
	Global Payments	TSYS
ASSETS
Current assets:
Cash and cash equivalents	$1,047,727	$458,220	$(157,411)	a	$1,348,536
Accounts receivable, net	394,603	513,712	1,753	b	908,907
			(1,161)	c
Settlement processing assets	2,844,267	—	—		2,844,267
Prepaid expenses and other current assets	261,082	267,895	7,876	d	516,912
			(3,167)	e
			(8,008)	e
			(8,766)	l

Total current assets	4,547,679	1,239,827	(168,884)		5,618,622
Goodwill	6,345,563	4,114,851	15,185,453	f	25,645,867
Other intangible assets, net	2,308,333	703,617	8,396,383	g	11,408,333
Other intangible assets - computer software, net	—	520,494	(520,494)	h	—
Property and equipment, net	712,396	373,868	301,725	h	1,387,989
Other noncurrent assets	670,101	754,149	(148,938)	i	1,283,416
			16,286	d
			(8,182)	e

Total assets	$14,584,072	$7,706,806	$23,053,349		$45,344,227

LIABILITIES AND EQUITY
Current liabilities:
Settlement lines of credit	$736,209	$—	$—		$736,209
Current portion of long-term debt	151,062	35,523	(168,774)	e	17,811
Accounts payable and accrued liabilities	1,117,938	465,804	(14,154)	b	1,539,507
			(1,161)	c
			7,876	d
			(2,557)	e
			(20,931)	j
			(13,308)	l
Settlement processing obligations	2,478,373	—	15,907	b	2,494,280

Total current liabilities	4,483,582	501,327	(197,102)		4,787,807
Long-term debt	5,000,585	4,042,738	168,774	e	9,386,374
			174,277	k
Deferred income taxes	556,130	401,486	(10,550)	e	2,810,881
			(13,995)	l
			1,877,810	m
Other noncurrent liabilities	368,659	266,661	16,286	d	616,480
			(35,126)	j

Total liabilities	10,408,956	5,212,212	1,980,374		17,601,542

Commitments and contingencies
Equity:
Total controlling shareholders’ equity	3,990,604	2,494,594	(44,255)	e	27,558,173
			10,550	e
			(117,406)	l
			13,995	l
			21,210,091	n
Noncontrolling interest	184,512	—	—		184,512

Total equity	4,175,116	2,494,594	21,072,975		27,742,685

Total liabilities and equity	$14,584,072	$7,706,806	$23,053,349		$45,344,227

See accompanying notes to unaudited pro forma condensed combined financial information.

Global Payments Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six Months Ended June 30, 2019

(in thousands, except per share data)

	Historical		Pro Forma Adjustments	Note 4 References	Pro Forma Condensed Combined
	Global Payments	TSYS
Revenues	$1,818,190	$2,070,016	$(8,574)	c	$3,872,003
			(7,629)	j

Operating expenses:
Cost of service	607,505	1,263,032	(8,574)	c	2,168,378
			(15,962)	i
			70,519	o
			251,858	p
Selling, general and administrative	789,467	364,627	(26,594)	l	1,056,981
			(70,519)	o

	1,396,972	1,627,659	200,728		3,225,359

Operating income	421,218	442,357	(216,931)		646,644

Interest and other income	9,112	2,458	—		11,570
Interest and other expense	(124,697)	(82,865)	33,630	q	(173,118)
			814	r

	(115,585)	(80,407)	34,444		(161,548)

Income before income taxes	305,633	361,950	(182,487)		485,096
(Provision for) benefit from income taxes	(56,388)	(61,027)	43,505	s	(74,724)
			(814)	r

Income before equity in income of equity investments	249,245	300,923	(139,796)		410,372
Equity in income of equity investments, net of tax	—	23,444	—		23,444

Net income	249,245	324,367	(139,796)		433,816
Net income attributable to noncontrolling interests	(16,445)	—	—		(16,445)

Net income attributable to controlling shareholders	$232,800	$324,367	$(139,796)		$417,371

Earnings per share attributable to Global Payments:
Basic	$1.48				$1.39
Diluted	$1.48				$1.39
Weighted-average number of shares outstanding:
Basic	157,141		143,378	t	300,519
Diluted	157,638		143,378	t	301,016

See accompanying notes to unaudited pro forma condensed combined financial information.

Global Payments Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended December 31, 2018

(in thousands, except per share data)

	Historical		Pro Forma Adjustments	Note 4 References	Pro Forma Condensed Combined
	Global Payments	TSYS
Revenues	$3,366,366	$4,028,211	$(18,347)	c	$7,356,745
			(19,485)	j

Operating expenses:
Cost of service	1,095,014	2,492,482	(18,347)	c	4,177,135
			(31,322)	i
			153,951	o
			485,357	p
Selling, general and administrative	1,534,297	712,991	(153,951)	o	2,093,337

	2,629,311	3,205,473	435,688		6,270,472

Operating income	737,055	822,738	(473,520)		1,086,273

Interest and other income	20,719	4,476	—		25,195
Interest and other expense	(195,619)	(167,450)	18,129	q	(345,507)
			(567)	r

	(174,900)	(162,974)	17,562		(320,312)

Income before income taxes	562,155	659,764	(455,958)		765,961
(Provision for) benefit from income taxes	(77,488)	(127,003)	108,700	s	(95,224)
			567	r

Income before equity in income of equity investments	484,667	532,761	(346,691)		670,737
Equity in income of equity investments, net of tax	—	45,156	—		45,156

Net income	484,667	577,917	(346,691)		715,893
Net income attributable to noncontrolling interests	(32,614)	(1,261)	—		(33,875)

Net income attributable to controlling shareholders	$452,053	$576,656	$(346,691)		$682,018

Earnings per share attributable to Global Payments:
Basic	$2.85				$2.26
Diluted	$2.84				$2.25
Weighted-average number of shares outstanding:
Basic	158,672		143,378	t	302,050
Diluted	159,271		143,378	t	302,649

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma financial statements and related notes present the pro forma condensed combined financial position and results of operations of Global Payments and TSYS.

The historical financial information of Global Payments and TSYS as of and for the six months ended June 30, 2019 was derived from the unaudited consolidated financial statements presented in their respective Quarterly Reports on Form 10-Q for the period ended June 30, 2019. The historical financial information of Global Payments and TSYS for the year ended December 31, 2018 was derived from the audited consolidated financial statements presented in their respective Annual Reports on Form 10-K for the year ended December 31, 2018.

The unaudited pro forma financial statements reflect certain reclassifications to align the historical financial statement presentation of Global Payments and TSYS. Global Payments has not yet identified all adjustments necessary to conform TSYS’ accounting policies and financial statement presentation to Global Payments’ policies and presentation. Upon consummation of the merger or as more information becomes available, Global Payments will perform a detailed review of TSYS’ accounting policies and financial statement presentation. Differences identified in that review could have a material effect on the combined company’s financial information.

The unaudited pro forma financial statements also reflect adjustments as of and for the six months ended June 30, 2019 and for the year ended December 31, 2018 to eliminate the effect of transactions associated with certain preexisting commercial relationships between Global Payments and TSYS.

The unaudited pro forma financial statements were prepared using the acquisition method of accounting, with Global Payments as the acquirer of TSYS. In the pro forma balance sheet, the assets to be acquired and liabilities to be assumed of TSYS have been measured based upon their preliminary estimated fair values, unless otherwise noted, as of June 30, 2019. Definitive fair values will be determined and finalized for assets to be acquired and liabilities to be assumed based on certain valuations and other studies that will be performed by Global Payments. Accordingly, the fair value adjustments determined using the acquisition method of accounting reflected in the unaudited pro forma financial statements are preliminary and are subject to revision based on a final determination of fair value within the measurement period of up to twelve months subsequent to the acquisition date.

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The unaudited pro forma financial statements are presented solely for informational purposes and are not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor are they necessarily indicative of the future combined results of the companies to be combined. The unaudited pro forma financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future revenue enhancements or cost savings from operating efficiencies or any other synergies that may result from the merger. Management anticipates that certain material charges will be incurred subsequent to the merger for items such as operations and technology integration and severance. However, since the timing and effect are not specifically determinable at this time, no amounts are included in the unaudited pro forma financial statements for such items.

Note 2—Consideration and Debt Financing

Pursuant to the terms and subject to the conditions set forth in the merger agreement, each outstanding share of TSYS common stock will be converted into the right to receive 0.8101 of a share of Global Payments common stock. Holders of TSYS common stock will receive cash in lieu of fractional shares. In connection with the completion of the merger, Global Payments’ Articles of Incorporation will be amended to increase the number of authorized shares of Global Payments common stock from two hundred million (200,000,000) to four hundred million (400,000,000).

At closing, each outstanding TSYS equity award granted under TSYS equity compensation plans (other than certain “single-trigger” awards described below) will be converted into a corresponding award with respect to Global Payments common stock, with the number of shares underlying such award (and, in the case of stock options, the applicable exercise price) adjusted based on the exchange ratio. Each such converted TSYS equity award will continue to be subject to the same terms and conditions (including vesting and exercisability or payment terms) as applied to the corresponding TSYS equity award. In the case of TSYS performance share awards with a performance period that is incomplete or for which performance is not determinable at closing, the number of shares underlying such awards will be the greater of the number of initial performance shares underlying such award and the number of shares that would have been earned based on actual performance at closing, determined as set forth in the merger agreement, and such awards will cliff vest, subject to the holder’s continued service, on the last day of the originally scheduled performance period. In addition to the foregoing awards, certain TSYS equity awards held by employees who are not executive officers, pursuant to their terms, will vest automatically (i.e., “single-trigger”) at closing and be converted into the right to receive a number of shares of Global Payments common stock determined based on the exchange ratio in respect of each share of TSYS common stock subject thereto. The number of shares of TSYS common stock subject to performance-based single-trigger awards will be determined in a manner similar to the performance share awards described above.

Global Payments has not completed its analysis of the TSYS employee equity awards; however, the effect is not expected to be material in the context of the transaction. Any corresponding adjustment may result in the recognition of an incremental component of purchase consideration transferred, which is not currently reflected in the preliminary estimate of merger consideration presented below, and/or an incremental amount of postcombination share-based compensation expense, which is not currently reflected in the unaudited pro forma financial statements.

The preliminary estimated merger consideration to be transferred to TSYS shareholders is $23.7 billion. The acquisition date fair value of common stock to be issued to TSYS shareholders was estimated based on 177.0 million shares of TSYS common stock issued and outstanding (excluding the aforementioned TSYS employee equity awards) multiplied by the exchange ratio and the closing share price of Global Payments common stock as of July 25, 2019 of $165.33 per share. Merger consideration will include the amount of TSYS’ unsecured revolving loan and related accrued interest and fees that Global Payments is required to repay upon consummation of the merger, as shown in the table below (in thousands, except per share data):

Shares of TSYS common stock issued and outstanding as of July 25, 2019	176,988
Exchange ratio	0.8101

Shares of Global Payments common stock to be issued	143,378
Price per share of Global Payments common stock as of July 25, 2019	$165.33

Estimated fair value of common stock to be issued	$23,704,685
TSYS’ unsecured revolving loan (including accrued interest and fees) as of June 30, 2019	970,472

Preliminary estimated fair value of total merger consideration	$24,675,157

The estimated fair value of common stock to be issued and resulting goodwill may change based on fluctuations in the share price of Global Payments common stock or in the number of shares of TSYS common stock outstanding on the closing date. The fair value of the equity securities to be issued as the consideration transferred will be measured on the closing date pursuant to the terms of the merger agreement. This requirement will likely result in an amount that differs from the $23.7 billion assumed in the unaudited pro forma financial statements. A 10% fluctuation in the market price of Global Payments common stock would affect the value of the common stock to be issued with a corresponding change to goodwill, as illustrated in the table below (in thousands):

	Preliminary Estimated Fair Value of Common Stock to be Issued	Estimated Goodwill
As presented in the pro forma adjustments	$23,704,685	$19,300,304
10% increase in common stock price	26,075,154	21,670,773
10% decrease in common stock price	21,334,216	16,929,835

In connection with entry into the merger agreement, Global Payments obtained commitments for a $2.75 billion, 364-day senior unsecured bridge facility (the “Bridge Facility”). The Bridge Facility was established to refinance certain existing term loans under Global Payments existing credit facility and to refinance TSYS unsecured revolving credit facility in order to establish an unsecured capital structure under which Global Payments can assume certain existing TSYS notes. Global Payments expects to execute permanent financing of $7.5 billion (a new $3.0 billion revolving credit facility and a new $2.0 billion term loan facility, which we entered into on July 9, 2019, as described below, and $2.5 billion of senior notes expected to be issued prior to closing of the merger) that will eliminate the need for the Bridge Facility commitments. Global Payments could choose to borrow up to $3.0 billion under the term loan facility; however, the pro forma adjustment is based on the expectation that the term loan facility will be only $2.0 billion. In addition to refinancing the existing Global Payments and TSYS credit agreements, the proceeds from the permanent financing may be used, among other things, to fund cash payments to TSYS shareholders in lieu of fractional shares and to finance costs associated with the merger and the debt financing.

On July 9, 2019, Global Payments entered into a term loan credit agreement (“Term Loan Credit Agreement”) and a credit agreement (“Unsecured Revolving Credit Agreement” and, together with the Term Loan Credit Agreement, the “Agreements”), in each case with a syndicate of financial institutions. The Term Loan Credit Agreement provides for a senior unsecured $2.0 billion term loan facility and Global Payments, at its discretion, has the ability to seek to increase the term loan capacity by an additional $1.0 billion (“Term Loan Facility”). The Unsecured Revolving Credit Agreement provides for a senior unsecured $3.0 billion revolving credit facility.

For purposes of the unaudited pro forma financial statements, the sources and uses of funds relating to the merger and the related financing transactions as if the merger had been consummated on June 30, 2019 are as follows (in thousands):

Sources:
Available cash	$157,411
Expected proceeds to be drawn from the new unsecured revolving credit facility	1,659,473
Expected proceeds from the new unsecured term loan	2,000,000
Expected proceeds from the new unsecured senior notes	2,500,000

Total sources	$6,316,884

Uses:
Repayment of outstanding borrowings under Global Payments’ existing credit facility (including accrued interest and fees)	$5,186,542
Repayment of TSYS’ unsecured revolving loan (including accrued interest and fees)	970,472
Estimated costs associated with debt refinancing	37,922
Estimated merger-related costs remaining to be paid as of June 30, 2019	121,948

Total uses	$6,316,884

For purposes of preparing the unaudited pro forma financial statements, the uses of funds relating to the merger do not present the effect of any cash to be paid to TSYS shareholders in lieu of fractional shares because that amount is not yet determinable. The payment of cash in lieu of fractional shares will not have any effect on the total merger consideration to be transferred to TSYS shareholders.

Note 3—Preliminary Valuation

The preliminary estimated amounts of assets to be acquired and liabilities to be assumed as if the merger had been consummated on June 30, 2019 and a reconciliation to the preliminary estimated fair value of total merger consideration are as follows (in thousands):

Cash and cash equivalents	$458,220
Accounts receivable	513,712
Prepaid expenses and other current assets	259,887
Identified intangible assets	9,100,000
Property and equipment	675,593
Other noncurrent assets	605,211
Accounts payable and accrued liabilities	(444,401)
Debt	(3,282,538)
Deferred income taxes	(2,279,296)
Other noncurrent liabilities	(231,535)

Total identifiable net assets	5,374,853
Goodwill	19,300,304

Preliminary estimated fair value of total merger consideration	$24,675,157

The assets to be acquired and the liabilities to be assumed are measured at fair value except for certain exceptions to the recognition principle of acquisition accounting, such as income taxes, employee benefits and contingencies. Global Payments has prepared preliminary estimates of fair value of identified intangible assets and certain financial assets and financial liabilities, including contract cost assets and contract assets and liabilities, as described in “Note 4—Pro Forma Adjustments.” Global Payments has not yet been able to complete an analysis of leases to determine any above or below market leases. The analysis will be completed as of the date the merger closes. Assumed debt, which consists primarily of unsecured senior notes, is also measured at its estimated fair value. Otherwise, acquired assets and liabilities assumed are presented at their respective historical carrying amounts. The fair value assessments are preliminary and are based upon available information and certain assumptions, which Global Payments believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma financial statements.

Note 4—Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet includes adjustments made assuming the merger and related financing transactions were completed as of June 30, 2019. The unaudited pro forma condensed combined statements of income include adjustments made assuming the merger and related financing transactions were completed as of January 1, 2018 and do not include any material nonrecurring charges that may arise in subsequent periods as a result of the merger.

The following items are reflected as pro forma adjustments:

a.	This pro forma adjustment reflects the use of available cash to fund a portion of the debt refinancing and merger-related costs, as described in “Note 2—Consideration and Debt Financing.”

b.

Global Payments applies offsetting to its settlement processing assets and obligations where a right of setoff exists. In the sponsorship model, Global Payments applies offsetting by member agreement because the member is ultimately responsible for funds settlement. If that net position is an asset, the net amount is reflected in settlement processing assets. If that net position is a liability, the net amount is reflected in settlement processing obligations. In the direct membership model, offsetting is not applied, and the individual components are presented as an asset or obligation based on the nature of that component. This pro forma adjustment conforms the historical consolidated balance sheet of TSYS to Global Payments’ presentation of settlement processing assets and obligations (in thousands):

Account Description	Increase (Decrease)
Accounts receivable, net	$1,753
Accounts payable and accrued liabilities	(14,154)
Settlement processing obligations	15,907

c.

This pro forma adjustment eliminates the effects of transactions associated with certain preexisting commercial relationships between Global Payments and TSYS. The adjustment eliminates revenues and expenses for the six months ended June 30, 2019 and the year ended December 31, 2018 of $8.6 million and $18.3 million, respectively, and accounts receivable and accounts payable of $1.2 million as of June 30, 2019.

d.

This pro forma adjustment conforms TSYS’ historical presentation of contract assets and contract liabilities to the presentation format of Global Payments, and results in an increase of $7.9 million in current assets (prepaid expenses and other current assets) and current liabilities (accounts payable and accrued liabilities) and an increase of $16.3 million in other noncurrent assets and other noncurrent liabilities.

e.

For purposes of the unaudited pro forma financial statements, Global Payments’ debt refinancing and the repayment of TSYS historical unsecured revolving loan are presented as if these transactions had been consummated on June 30, 2019 as further discussed in “Note 2—Consideration and Debt Financing.” The components of the refinancing that affect debt are as follows, although in aggregate the debt refinancing results in no change to net debt (in thousands):

Proceeds from new unsecured revolving credit facility	$1,659,473
Proceeds from new unsecured term loan	2,000,000
Proceeds from new unsecured senior notes	2,500,000
Debt issuance costs capitalized in connection with the debt refinancing	(37,922)
Repayment of outstanding borrowings under Global Payments’ historical credit facility	(5,184,457)
Elimination of historical unamortized debt issuance costs related to Global Payments’ debt	32,906
Repayment of TSYS’ historical unsecured revolving loan	(970,000)

Net change in debt	$—

This pro forma adjustment reclassifies $168.8 million from current portion of long-term debt to long-term debt to reflect the expected payment terms of the new debt.

In connection with the repayment of outstanding balances under Global Payments’ historical credit facility and the repayment of TSYS’ historical unsecured revolving loan, Global Payments would also repay accrued interest and fees of $2.6 million. This pro forma adjustment reflects the elimination of Global Payments’ historical unamortized debt issuance costs of $44.3 million, of which $32.9 million is a component of the net change in debt in the table above, $3.2 million is a reduction to prepaid expense and other current assets and $8.2 million is a reduction of other noncurrent assets. The debt issue costs would be written off as a charge to interest expense in connection with the extinguishment of Global Payments’ historical credit facility through the debt refinancing discussed in “Note 2—Consideration and Debt Financing.” Because the effect is directly attributable to the merger, this charge is included in the unaudited pro forma condensed combined balance sheet together with the related income tax benefit of $10.6 million, which was calculated utilizing the blended federal and state statutory income tax rate of 23.84%.

The pro forma adjustment also reflects the elimination of the portion of TSYS’ historical unamortized debt issuance costs of $8.0 million related to its unsecured revolving credit facility that was included in prepaid expenses and other current assets.

f.

This pro forma adjustment reflects goodwill as of June 30, 2019 as if the merger had been consummated on that date, as shown in “Note 3—Preliminary Valuation,” and the elimination of the carrying amount of TSYS’ historical goodwill (in thousands):

Goodwill (as determined in “Note 3—Preliminary Valuation”)	$19,300,304
Elimination of TSYS’ historical goodwill	(4,114,851)

Pro forma adjustment to goodwill	$15,185,453

g.

As part of the preliminary valuation analysis, Global Payments identified intangible assets, including customer relationships, trademarks and trade names and acquired technology. The preliminary estimated fair values of these identifiable intangible assets were determined primarily using the income approach, which requires a forecast of all the expected future cash flows, and a relief from royalty approach. Since certain of the information required to perform a detailed valuation analysis of TSYS’ intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma financial statements, Global Payments made certain preliminary assumptions that may be revised. The following pro forma adjustment reflects the estimated preliminary fair values of identifiable intangible assets acquired by Global Payments as of June 30, 2019 as if the merger had been consummated on that date and elimination of the carrying amount of TSYS’ historical intangible assets (in thousands):

Preliminary estimate of acquired intangible assets	$9,100,000
Elimination of TSYS’ historical intangible assets	(703,617)

Pro forma adjustment to other intangible assets	$8,396,383

h.

This pro forma adjustment of $520.5 million conforms the TSYS presentation of computer software on the balance sheet to Global Payments’ presentation. $301.7 million of the computer software is reclassified to property and equipment. The remaining $218.8 million eliminates the portion of other intangible assets—computer software, the fair value of which is included in the acquired technology intangible asset described in Note 4(g) as if the merger had been consummated on June 30, 2019.

i.

This pro forma adjustment represents the elimination of contract cost assets of $148.9 million as if the merger had been consummated on June 30, 2019. Contract cost assets primarily represent the incremental, direct costs of fulfilling a contract with a customer that are expected to be recoverable. Under the acquisition method of accounting, such deferred costs do not qualify for recognition as an asset.

After the consummation of the merger, this adjustment will have a continuing effect and would have reduced cost of service by $16.0 million for the six months ended June 30, 2019 and $31.3 million for the year ended December 31, 2018 to reflect the amortization of the adjustment over the expected period of benefit, assuming the merger had been consummated on January 1, 2018. The estimated effect on earnings subsequent to the merger date will be progressively eliminated over future periods. The estimated reduction to cost of service over the five years after the merger date is estimated to be $31.3 million in year one, $31.6 million in year two, $29.8 million in year three, $18.7 million in year four, $14.7 million in year five and $22.8 million thereafter.

j.

This pro forma adjustment represents the estimated reduction to the carrying amount of historical contract liabilities to a fair value of $44.9 million, a reduction of $56.1 million ($20.9 million in accounts payable and accrued liabilities and $35.1 million in other noncurrent liabilities), as if the merger had been consummated on June 30, 2019. This estimate of fair value is preliminary and subject to change. The fair value was determined based on the estimated costs to fulfill the remaining obligations plus a normal profit margin. After the merger, this adjustment will have a continuing effect and would have reduced revenue by $7.6 million for the six months ended June 30, 2019 and $19.5 million for the year ended December 31, 2018, to reflect the difference between customer prepayments related to service contracts and the estimated fair value of the assumed performance obligations as they are satisfied, assuming the merger had been consummated on January 1, 2018. The estimated effect on earnings subsequent to the merger date will be progressively eliminated over future periods. The estimated reduction to revenue over the five years after the merger date is estimated to be $19.5 million in year one, $13.9 million in year two, $10.9 million in year three, $5.5 million in year four, $3.0 million in year five and $3.2 million thereafter.

k.

This pro forma adjustment of $174.3 million reflects TSYS’ historical unsecured senior notes at their estimated preliminary fair value of $3,203.5 million as of June 30, 2019 as if the merger had been consummated on that date. After the merger has been consummated, this adjustment will have a continuing effect on interest expense that is further described in Note 4(q).

l.

Through June 30, 2019, Global Payments and TSYS have incurred merger-related costs of $26.6 million. Because these charges will not have a continuing effect on the combined entity’s operations, this pro forma adjustment removes the effect of the merger-related costs from the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2019.

Global Payments and TSYS have estimated total merger-related costs of $144.0 million expected to be incurred in connection with the merger. This pro forma adjustment reflects the remaining amount of merger-related costs expected to be incurred after June 30, 2019 of $117.4 million, as well as the estimated related income tax benefit of $14.0 million. The income tax effect was determined utilizing a blended federal and state statutory income tax rate of 23.84%, with an assumption that 50% of the estimated merger-related costs would be deductible for income tax purposes. The final determination of deductibility will depend on the actual amount and type of actual merger-related costs incurred. These amounts are included in the unaudited pro forma condensed combined balance sheet because they reflect charges directly attributable to the merger; however, they are not reflected in the unaudited pro forma condensed combined statements of income because these charges will not have a continuing effect on the combined entity’s results of operations.

The unaudited pro forma condensed combined balance sheet reflects the total merger-related costs as if they were completely incurred and completely paid at June 30, 2019. Accordingly, this pro forma adjustment also removes deferred charges and accrued liabilities associated with merger-related costs of $8.8 million and $13.3 million, respectively.

m.

This pro forma adjustment reflects deferred income tax liabilities of $1,877.8 million resulting from the merger as if it had been consummated on June 30, 2019. The adjustment includes deferred tax liabilities of $1,883.9 million related to fair value adjustments for assets to be acquired and liabilities to be assumed and the removal of TSYS’ historical deferred income tax liability of $6.1 million related to tax deductible goodwill.

n.

This pro forma adjustment reflects the fair value of Global Payments common stock to be issued (excluding the TSYS employee equity awards), described in “Note 2—Consideration and Debt Financing,” as consideration to be transferred pursuant to the merger agreement as if the merger had been consummated on June 30, 2019 and the elimination of TSYS’ historical equity (in thousands):

Estimated fair value of common stock to be issued	$23,704,685
Elimination of TSYS’ historical equity	(2,494,594)

Pro forma adjustment to equity	$21,210,091

o.

This pro forma adjustment reflects the reclassification of amortization of acquired intangible assets and computer software of $70.5 million for the six months ended June 30, 2019 and $154.0 million for the year ended December 31, 2018 in the TSYS historical statements of income from selling, general and administrative expense to cost of service within operating expenses to conform to the presentation of Global Payments.

p.

Global Payments uses the straight-line method of amortization for trademarks and trade names and acquired technologies. Amortization for most customer-related intangible assets is attributed using an accelerated method based on actual cash flows for a period relative to expected cash flows over the estimated life of the asset. For the purpose of these unaudited pro forma financial statements, the acquired intangible assets were amortized using the straight-line method over an estimated weighted-average useful life of 13.2 years, which may change when the valuation is finalized.

The following table summarizes the changes in the estimated amortization expense as if the merger had been consummated on January 1, 2018:

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(in thousands)
Estimated amortization expense	$374,452	$748,905
Elimination of TSYS’ historical amortization expense	(122,594)	(263,548)

Pro forma adjustment	$251,858	$485,357

A change of 10% in the estimated fair values of intangible assets would change amortization expense by approximately $74.9 million in the first year following the merger.

q.

This pro forma adjustment represents the net change in interest expense as if the refinancing of the Global Payments existing credit facility and the repayment of the TSYS historical unsecured revolving credit facility had been consummated on January 1, 2018 consistent with the permanent financing plan described in “Note 2—Consideration and Debt Financing.” Interest expense on the new credit facility was calculated using pricing associated with the new agreement and one-month London Interbank Offered Rate (“LIBOR”) as of July 25, 2019, taking into consideration related hedging activities. Interest expense on the new senior notes was calculated using applicable U.S. Treasury security rates as of July 25, 2019, taking into consideration related hedging activities, and Global Payments expected credit spread. For the purpose of these unaudited pro forma financial statements, the stated interest rate for the borrowings under the new credit facility was 3.62%, and the coupon interest rate for the senior notes was 3.61%.

The pro forma adjustment also reflects the effect on interest expense of adjusting TSYS unsecured senior notes to fair value, as discussed in Note 4(k), as of June 30, 2019 as if the merger had been consummated on that date. For the purpose of these unaudited pro forma financial statements, the premium on the TSYS senior notes, resulting from the fair value adjustment, as well as the deferred debt issuance costs on the new Global Payments debt, are amortized to interest expense using the effective interest method over the expected terms of the related debt instruments.

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(in thousands)
Interest expense on Global Payments’ new unsecured senior notes and credit facility and amortization of new debt issuance costs	$117,089	$236,068
Elimination of Global Payments’ historical interest expense	(111,628)	(183,094)
Elimination of TSYS’ historical interest expense associated with its unsecured revolving loan	(19,737)	(32,559)
Adjustment to TSYS’ historical interest expense associated with its unsecured senior notes	(19,354)	(38,544)

Pro forma adjustment to interest expense	$(33,630)	$(18,129)

The estimates of pro forma interest expense reflect the allocation of the type and amount and terms of Global Payments permanent debt structure after the debt refinancing and the issuance of senior notes, as currently anticipated. The actual allocation of the type and amount and terms of financing may differ from those set forth in “Note 2—Consideration and Debt Financing.”

Interest expense on the new unsecured senior notes and credit facility and amortization of new debt issuance costs, as shown in the table above, were determined based on what Global Payments believes to be the most likely terms under which it would close such debt arrangements and on the prevailing interest rates at July 25, 2019. An increase or decrease of 12.5 basis points per year (or 1/8% variance) in the assumed interest rates would increase or decrease interest expense by $9.4 million in the first year following the consummation of the merger.

r.

As an accounting policy election, Global Payments reflects interest on uncertain income tax positions in interest expense, and TSYS has historically reflected such interest in the provision for income taxes. This pro forma adjustment conforms the historical consolidated income statement of TSYS to the policy elected by Global Payments.

s.

This pro forma adjustment reflects the income tax effect of the pro forma adjustments in the unaudited condensed combined pro forma statements of income utilizing the blended federal and state statutory income tax rate of 23.84%.

t.

The unaudited pro forma basic and diluted earnings per share calculations are based on the basic and diluted weighted-average number of shares outstanding after giving effect to the number of shares of Global Payments common stock expected to be issued pursuant to the merger agreement. The pro forma weighted-average number of shares outstanding as presented below do not include the effect of the converted TSYS equity awards described in “Note 2—Consideration and Debt Financing.”

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(in thousands)
Basic weighted-average number of shares outstanding	157,141	158,672
Shares of Global Payments common stock to be issued	143,378	143,378

Pro forma basic weighted-average number of shares outstanding	300,519	302,050

Diluted weighted-average number of shares outstanding	157,638	159,271
Shares of Global Payments common stock to be issued	143,378	143,378

Pro forma diluted weighted-average number of shares outstanding	301,016	302,649